HREI INC.
HEMP REAL ESTATE INVESTMENTS
OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

THE COMPANY

1.   Name of issuer: Hemp Real Estate Investments, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tariq M. Khan, Jr. Dates of Board Service: August 2019-Present

Principal Occupation: President, CEO, Director
Employer: Hemp Real Estate Investments, Inc. Dates of Service: August 2019 - Present
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President Dates of Service: August 2019 - Present
Position: CEO Dates of Service: August 2019 - Present
Position: Director Dates of Service: August 2019- Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Self
Employer's principal business: Project Management & Design (TKD Worldwide, Inc.)
Title: President/CEO Dates of Service: 2010-2019
Responsibilities: Create, Manufacture, Develop & Design Global Products

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tariq M. Khan, Jr.

Title: President/CEO Dates of Service: August 2019-Present
Responsibilities: Day to Day Operations

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

No prior positions held with company.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Self
Employer's principal business: Project Management & Design (TKD Worldwide, Inc.)
Title:President/CEO Dates of Service: 2010-2019
Responsibilities:Create, Manufacture, Develop & Design Global Products

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Tariq M. Khan, Jr.	1,000,000 shares of Common Stock	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Who We Are:

Hemp Real Estate Investment, Inc. is an investment vehicle used to acquire commercial real estate properties to be used for entrepreneurs in the hemp industry. The purpose is to leverage commercial properties to create appreciation by acquiring, leasing, developing, managing and selling for the purposes of maximizing investors returns. With the new legislation in Georgia and the passing of the Farm Bill, HREI believes this is a prime market for strategic commercial investments.



Farm Act of 2018

The **Hemp Farming Act** of 2018 was a proposed law to remove hemp (defined as cannabis with less than 0.3% THC) from Schedule I controlled substances and making it an ordinary agricultural commodity. Its provisions were incorporated in the 2018 United States farm bill that became law on December 20, 2018.

We build tangible value through hard assets (equipment) and real estate. The low-risk participation in a billion-dollar sector, and the retention and valuation growth of a hard asset that can be quickly and easily repositioned if needed. We are high growth, low risk and legislation immune.

What is Hemp

Hemp, or industrial hemp, is a strain of the Cannabis sativa plant species that is grown specifically for the industrial uses of its derived products. It is one of the fastest growing plants and was one of the first plants to be spun into usable fiber 10,000 years ago.

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**


THE MANY USES OF HEMP
FIBER
▪ Technical Fiber
▪ Concrete Reinforcement
▪ Construction Materials
▪ Automotive Compression Molding
▪ Fiberglass Replacements
▪ Plastics Reinforcements & Fillers
▪ Cordage
▪ Paper
▪ Mats
▪ Geotextiles
▪ Brakes/clutch lining
▪ Loss Circulation Control
▪ Thermal & Sound Insulation
▪ Textiles
▪ Clothing
▪ Shoes
▪ Handbags
▪ Diapers
HURD (SHIV)
▪ Cat Litter
▪ Potting Mix
▪ Food Preservation
▪ Soil Amendment
▪ Hempcrete
▪ Fiberboard
▪ Insulation
▪ Absorption Products
▪ Fillers
▪ Paper
▪ Hydroponic Retention
▪ Animal Bedding
▪ Mulch/landscaping
FIBER FLOUR
▪ CBD Skin Care Products
▪ CBD Dog Food Supplement
▪ CBD-Infused Beverages
FLOWERS
▪ Pharmaceutical
▪ Recreational
SEEDS
▪ Biofuel
▪ Food
▪ Oil
▪ Protein Flour
▪ Seeds
▪ Beer
▪ Animal Feed
▪ Personal Care
▪ Shampoos/soaps
▪ Cosmetics
▪ Lotions
▪ Technical Fluids
▪ Lubricants
▪ Solvents
▪ Oil Paints
▪ Varnishes
LEAVES
▪ Pharmaceutical
▪ Tea
ROOTS
▪ Improves soil health
▪ Reduces water pollution
▪ Benefits crop rotation
HempAlta

What is CBD (Harvard Health Publishing)

Cannabidiol (CBD) has been recently covered in the media, and you may have even seen it as an add-in booster to your post-workout smoothie or morning coffee. What exactly is CBD? Why is it suddenly so popular?

CBD stands for cannabidiol. It is the second most prevalent of the

active ingredients of cannabis (marijuana). While CBD is an essential component of medical marijuana, it is derived directly from the hemp plant, which is a cousin of the marijuana plant. While CBD is a component of marijuana (one of hundreds), by itself it does not cause a "high." According to a report from the World Health Organization, "In humans, CBD exhibits no effects indicative of any abuse or dependence potential…. To date, there is no evidence of public health related problems associated with the use of pure CBD."

The evidence for cannabidiol health benefits


HEMP VS MARIJUANA:
THE DIFFERENCE EXPLAINED

CBD has been touted for a wide variety of health issues, but the strongest scientific evidence is for its effectiveness in treating some of the cruelest childhood epilepsy syndromes, such as Dravet syndrome and Lennox-Gastaut syndrome (LGS), which typically don't respond to antiseizure medications. In numerous studies, CBD was able to reduce the number of seizures, and in some cases it was able to stop them altogether. Videos of the effects of CBD on these children and their seizures are readily available on the Internet for viewing, and they are quite striking. Recently the FDA approved the first ever cannabis-derived medicine for these conditions, Epidiolex, which contains CBD.

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

CBD is commonly used to address anxiety, and for patients who suffer through the misery of insomnia, studies suggest that CBD may help with both falling asleep and staying asleep.

CBD may offer an option for treating different types of chronic pain. A study from the *European Journal of Pain* showed, using an animal model, CBD applied on the skin could help lower pain and inflammation due to arthritis. Another study demonstrated the mechanism by which CBD inhibits inflammatory and neuropathic pain, two of the most difficult types of chronic pain to treat. More study in humans is needed in this area to substantiate the claims of CBD proponents about pain control.

Is cannabidiol safe?

Side effects of CBD include nausea, fatigue and irritability. CBD can increase the level in your blood of the blood thinner coumadin, and it can raise levels of certain other medications in your blood by the exact same mechanism that grapefruit juice does. A significant safety concern with CBD is that it is primarily marketed and sold as a supplement, not a medication. Currently, the FDA does not regulate the safety and purity of dietary supplements. So you cannot know for sure that the product you buy has active ingredients at the dose listed on the label. In addition, the product may contain other (unknown) elements. We also don't know the most effective therapeutic dose of CBD for any particular medical condition.



The Hemp Industry - US

Hemp vs Marijuana

The Difference Between Hemp and Marijuana

Type	Is it Cannabis?	Chemical Makeup	Psychoactive?	Cultivation	Applications
Hemp	Yes	Low THC (< 0.3%)	No	Requires minimal care. Adaptable to grow in most climates.	Automobiles, body care, clothing, construction, food, plastic, etc.
Marijuana	Yes	High THC (5%-35%)	Yes	Grown in carefully controlled atmosphere	Medical and recreational use

One of the goals of the 2014 Farm Bill was to generate and protect research into hemp. The 2018 Farm Bill continues this effort. Section 7605 re-extends the protections for hemp research and

FP: ⬣ truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

the conditions under which such research can and should be conducted. Further, section 7501 of the Farm Bill extends hemp research by including hemp under the Critical Agricultural Materials Act. This provision recognizes the importance, diversity, and opportunity of the plant and the products that can be derived from it, but also recognizes an important point: there is a still a lot to learn about hemp and its products from commercial and market perspectives. Yes, farmers—legal and illegal—already know a lot about this plant, but more can and should be done to make sure that hemp as an agricultural commodity remains stable.

As of June 2018, **31 states** and the **District of Columbia** permit the medical use of cannabis in some fashion.

- *Significant industry growth in recent years and expected continued growth*:
- *A shift in public opinion regarding the legalization of cannabis, especially as it relates to the medical-use of cannabis*:
- *Increasing momentum toward legalization in many states, particularly for medical uses:*
- *The federal government's current relaxed enforcement posture toward cannabis-related activities*

Commercial Real Estate in Atlanta, Georgia



Over the past few decades, commercial real estate trends around the United States have changed rapidly. With the increase in commercial growth particularly in parts of different capital cities, the prices have increased significantly. This also includes Atlanta, as the capital city of Georgia has always absorbed the effects of rapid economic growth around the region.

Commercial real estate in Atlanta is on an upward trend, thanks in part to an increase in trade from the nearest Savannah seaport. As a result, Atlanta is serving as one of the main hubs for new businesses. This has led to a boom in commercial real estate markets around the region. Besides being the state capital, Atlanta has also been a catalyst for economic growth by providing services such as being a major checkpoint for the distribution of goods across the country coming via the Savannah airport.

Further, Atlanta is in the spotlight for becoming the fastest growing region in the nation. According to the Atlanta Regional Commission, if the growth continues at the same pace, it is likely that the city might add about 5 million more jobs by 2030.

The Chamblee-Tucker road in Atlanta has quickly become one of the popular hotspots for businesses in the area. Big ventures, such as Pattillo Industrial Real Estate and Parkside Partners, are coming together to build commercial properties across the road. This might mean that an uplift in the prices of commercial real estate around the area is highly likely.

But perhaps, there are more reasons for growth for commercial real estate in Atlanta. As per recent demographics, Atlanta is on the way to becoming one of the country's top tech hubs. With thriving businesses around the neighborhoods and communities, the demand for office space has skyrocketed.

Over the years, the office rent in Atlanta increased gradually to cater to the strong demand from businesses. With a strong economy around the region, the Atlanta commercial market withstood the factors against it.

Despite the continuous increase in rent, there are still chances for businesses to get a foothold in the city. This is because of rental prices still floating under the national average. But, that might not be the case for long as the regional economy continues to boom. Perhaps, it would be a smart decision to open another branch or locate your commercial activities to an affordable suburb of Atlanta, while in turn, reaping the benefits of strong economic growth in the area.

FP: **A truCrowd**

HREI INC.
HEMP REAL ESTATE INVESTMENTS

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

Our business model has 5 core components:

- Acquisition of Commercial Real Estate
- Long Term Leasing Opportunities and Property Management
- Leverage Minority Participation
- Strategic Alignment with University Partners
- Hemp Accessories, Products and Services

Acquisition of Commercial Real Estate

This is a very stable and predictable revenue stream as we will create a shared office space and have multiple tenants.

Long Term Leasing Opportunities and Property Management

Very traditional hold strategy. Our long-term strategy is to look at additional commercial acquisitions and build a portfolio of high-value assets and potentially position the company for a buy-out from a public company.

Leverage Minority Participation

Georgia requires medical cannabis cultivators to show "significant involvement in the business by one or more minority business enterprises." By leveraging HREI as a minority owned business enterprise, HREI will be uniquely positioned for growth and opportunities.

Strategic Alignment with University Partners

In Georgia, two universities have obtained the licenses for R&D. HREI intends to leverage its minority status to partner with one of the two universities to explore possibilities.

Hemp Accessories, Products and Services

Our founder has a unique background in product development with extensive relationships throughout China. HREI will leverage products to increase cashflow and create a unique brand in the marketplace.

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

The President/CEO



TARIQ KHAN is a man of many talents. He specializes in taking a vision and finding the right resources, funding, and partnerships. He turns that idea into a profitable and sustainable corporate venture through sound strategy development. He instinctively understands the threads of opportunities and threats that could plague a business venture. He brings those strengths and opportunities together while transparently communicating the potential weaknesses of a business venture. He is an inspirational leader who draws the attention and respect of manufacturers, label executives, and capital venturists alike. Respected as a credible source in decision making, he identifies strategic financial and operational partners, as well as establish governance boundaries. He earns a seat at the table wherever he serves.

Previously, as CEO of TKD Worldwide, LLC a privately held global retail branding and sourcing company Tariq oversaw all domestic and international operations for the multi-million dollar organizations. He believes in the power of walking an idea from creation to implementation. He specializes in design, sourcing, sales, development, manufacturing, and branding. He has developed equitable and scalable relationships with financial partners in China, Italy, Japan, and Korea. Over the course of his 25 years experience he has been part of influential teams that have gone on to do over $15 million in sales.

Tariq's network expands and has developed across industry lines. He has created equitable and influential partnerships with government officials as he understands policy drives economic development. He is currently partnering with Senator Zara Karinshak to help her develop her campaign team to maximize her opportunities for winning a congress seat. . He has also developed long-term relationships with Tyrone Brooks Jr, Governor Kemp Office, and Mayor Keisha Lance Bottoms to name a few of his political relationships that stretch nationwide.

Previously, he served as a consultant to Arista Records, So So Def, and BMG Distribution. He led the business development for the hip hop division including working with Notorious B.I.G., Tupac, and Wu-Tang Clan.

Over the past several years Tariq has expanded his reach to the cannabis and hemp industry. As the CEO of HMRI, Inc. (Hemp & Marijuana, Real Estate & Investment). He understands the secret formula for a sustainable and scalable enterprise to flourish. He partners with growers, investors, processors, and land acquisitionists to create and develop successful full-scale operations.

The Cannabis industry is one of today's trending investment markets and is quickly becoming saturated. Tariq works with investors to create profitable returns by leveraging the power of untapped market strategies and roads for revenue within a saturated industry.

No matter the industry Tariq is committed to dedication, accountability, and return on investment.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(RISKS RELATING TO OUR BUSINESS AND INDUSTRY)

This is a brand-new company. We were formed in 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe In the idea and the market opportunity, the quality of the team, and the direction of the business to date.

You can lose 100% of your investment. Many small business startups like the Company fail.
Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Team risks. Our core strategic team is small, consisting of one founder, but our key
activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through nearly 10 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The mobile accessories market is subject to macroeconomic pressures. In an
economic down-turn, accessories may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

We will have access to your investment proceeds without regard to any minimum dollar amount that we raise.
There can be no assurance that we will raise sufficient funds to commence operations which may result in the entire loss of your investment.

We have limited operations to date.
We have limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations.   Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry.   As a result, investors may lose their entire investment.

Our rental obligations and working capital requirements will put significant strain on our operations and cash flow.
Our monthly rental obligations and working capital requirements are substantial. Until the sale of our first harvest, if at all, we will require the proceeds of this offering to implement our business plan. If our cultivation fails or we do not generate sufficient revenues from our crop(s), it is unlikely that the Company will be able to make interest

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

payments or repay the outstanding principal balance of the Note. Should this occur, you will lose your entire investment.

We may not generate sufficient revenues to satisfy our contractual obligations under the Note.
Our operating costs and capital requirements may prohibit us from paying interest on the Note. Moreover, if costs and capital expenditures exceed revenues, we will not be able to repay the outstanding principal balance due under the Note.

If we are unable to obtain capital, we may not be able to pay our debt obligations as they become due, and there is substantial doubt about our ability to continue as a going concern.
We may not generate sufficient cash flows from operations to retire our debt. Our ability to continue as a going concern is dependent upon our becoming profitable in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. However, there can be no assurance that we will be successful in achieving these objectives.

We will need additional capital to sustain our operations and will likely need to seek further financing, which we may not be able to obtain on acceptable terms or at all. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised.
We have limited capital resources and operations. We require substantial capital to commence operations. We may not be able to obtain additional financing on terms acceptable to us, or at all. We have no commitments for further funding.

We face intense competition and many of our competitors have greater resources that may enable them to compete more effectively.
The industry in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines.

We depend on our management, certain key personnel and board of directors, as well as our ability to attract, retain and motivate qualified personnel.
Our future success depends largely upon the experience, skill, and contacts of our officers and directors, and the loss of the services of these officers or directors, particularly our chief executive officer and chairman of our board of directors, may have a material adverse effect upon our business. Additionally, our revenues are largely driven by several employees with particular expertise in cannabis-related security, marketing and operations. If one of these key employees were to leave, it would negatively impact our short and long-term results from operations. Shortages in qualified personnel could also limit our ability to successfully implement our growth plan. As we grow, we will need to attract and retain highly skilled experts in the cannabis industry, as well as managerial, sales and marketing, security and finance personnel. There can be no assurance, however, that we will be able to attract and retain such personnel.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to identify real estate, invest, close and penetrate the market is dependent on its ability to maintain successful relationships with brokers and agents. Beyond the Company's limited financial means, other external factors such as the level of available real estate and the number of competitive investors. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

We will have broad discretion on how the net proceeds of this private placement are utilized. The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

HREI INC.

HEMP REAL ESTATE INVESTMENTS

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

THE OFFERING

9.   What is the purpose of this offering?

Hemp Real Estate Investments, Inc. is utilizing this offering is to raise capital to acquire commercial real estate for the use of non plant touching Cannabis and Cannabis related business interests, shared "we work" office space and R&D in the Cannabis industry. Additionally, to develop strategic relationships to leverage the minority opportunities in the State of Georgia as it relates to Hemp and CBD.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,002.00**	**$1,069,998.00**
Less: Offering Expenses	$900.18	$96,299.82
Net Proceeds	**$9,101.82**	**$973,698.18**
Use of Net Proceeds		
Staffing	$750.00	$50,000.00
Marketing	$1,880.00	$200,000.00
R&D	$3,750.00	$235,000.00
Legal	$2,500.00	$80,000.00
Commercial Property Acquisition	$0.00	$400,000.00
Office Overhead & Misc.	$221.82	$8,698.18
Total Use of Net Proceeds	**$9,101.82**	**$973,698.18**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,002. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

HREI INC.
HEMP REAL ESTATE INVESTMENTS
OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Shares of Common Stock.

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

The securities being offered as part of this offering are the same class as the only currently outstanding securities of the company, those held by the owner.

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
Common Stock:				Specify:
1,000,000	**1,000,000**	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**


Low Bound
$ 2,790,000
Pre-money valuation
$ 3,153,093
High Bound
$ 3,516,000
5 Valuation Methods
$ 4,536,635
Scorecard
$ 2,176,444
Checklist
$ 1,519,569
Venture Capital
$ 2,470,833
DCF with LTG
$ 4,996,149
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%). The full valuation report is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$3,153,093.**

The Company is electing to go with a pre money valuation of **$3,000,000**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

FP: truCrowd

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

HREI INC.
HEMP REAL ESTATE INVESTMENTS
OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

$150 to Tariq M. Khan, Jr.
5% interest
Maturity date: longer than 1 year

25.   What other exempt offerings has the issuer conducted within the past three years? –

None

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

None

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company was formed on 8/31/2019, and after the time of the reviewed financial (made at inception date) the company has received $5,000 cash as member's contribution.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Hemp Real Estate Investments, Inc.
As of the date of Inception, August 31, 2019
With Independent Accountant's Review Report

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

HEMP REAL ESTATE INVESTMENTS, INC.

Financial Statements

As of the date of inception, August 31, 2019

Contents

1

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Hemp Real Estate Investments, Inc.

I have reviewed the accompanying financial statements of Hemp Real Estate Investments, Inc., which comprises the balance sheet as of August 31, 2019 (the date of inception), and the related statement of income, changes in stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
November 12, 2019

2

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

(This page intentionally left blank.)

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Hemp Real Estate Investments, Inc.

Balance Sheets

	August 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	**$** -
Total current assets	-
Property plant and equipment:	-
Total assets	**$** -
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Stockholders' equity:	
Common stock, no par value (note 2)	
Authorized shares, 1,000,000	
Issued and outstanding shares,	
Shareholder loan	**150**
Retained deficit	(150)
Total stockholders' equity	-
Total liabilities and stockholders' equity	**$** -

See Independent Accountant's Review Report.

4

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Hemp Real Estate Investments, Inc.

Statement of Operations

	August 31, 2019
Revenue	$ -
Expenses:	
Advertising and marketing	-
Bank charges	-
Legal expenses	-
Start-up expenses	150
Travel and meals	-
Total operating expenses	150
Net Loss	**$ (150)**

See Independent Accountant's Review Report.

5

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Hemp Real Estate Investments, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock, no stated value	Loan payable - Shareholder	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2018	$ -	$ -	$ -	$ -
Common stock issued	-			-
Loan payable to shareholders	-	150	-	150
Net Loss	-		(150)	(150)
Balance at August 31, 2019	**$ -**	**$ 150**	**$ (150)**	**$ -**

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Hemp Real Estate Investments, Inc.

Statements of Cash Flows

	August 31, 2019
Operating activities	
Net Loss	**$ (150)**
Increase (decrease) in interest expenses	**-**
Increase (decrease) in trades payables	**-**
Net cash used by operating activities	**(150)**
Investing activities	
Property and equipment	**-**
Net cash used in investing activities	**-**
Financing activities	
Shareholder loan	**150**
Net cash provided by financing activities	**150**
Net increase in cash and cash equivalents *(note 1)*	**-**
Cash and cash equivalents at beginning of year	**-**
Cash and cash equivalents at end of year	**$ -**

See Independent Accountant's Review Report.

7

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

Hemp Real Estate Investments, Inc.
Notes to Financial Statements
August 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Hemp Real Estate Investments, Inc., (the Company) is a development stage Georgia corporation. The Company plans to acquire commercial real estate properties to be used for entrepreneurs in the hemp industry. The purpose is to leverage commercial properties to create appreciation by acquiring, leasing, developing, managing and selling for the purposes of maximizing investors returns. With the new legislation in Georgia and the passing of the Farm Bill, HREI believes this is a prime market for strategic commercial investments.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

See Independent Accountant's Review Report.

8

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

Hemp Real Estate Investments, Inc.
Notes to Financial Statements (continued)
August 31, 2019

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Georgia state jurisdiction. The tax benefit asset is $30 and $9, which is due to expire in 2039. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, November 12, 2019, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through November 12, 2019, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

9

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

No other material information.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.HempRealEstateInvestmentsInc.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of ______________________, by and between Hemp Real Estate Investments, Inc. (HREI, Inc.) ("Seller") and ____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of HREI, Inc. (the "Company"), a Georgia Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____________ (_________________________) shares of common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be Three Dollars ($3.00) for an aggregate purchase price of_____________ dollars ($_______________________) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _______________(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   - **(a) Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
   - **(b) Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Georgia and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Three Dollars ($3.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the

FP: truCrowd

HREI INC.

HEMP REAL ESTATE INVESTMENTS

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period. The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

  i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares

FP: truCrowd

HREI INC.
HEMP REAL ESTATE INVESTMENTS

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

OFFERING STATEMENT

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	3,334	$10,002.00	$9,101.82
Maximum Amount	356,666	$1,069,998.00	$873,698.18

from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
    Name _____
    Email _____

    (b) If to Seller:
    Name: Tariq M Khan, Jr.
    Email: Info@HempRealEstateInvestmentsInc.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

OFFERING STATEMENT

Hemp Real Estate Investments, Inc.
400 West Peachtree Street NW
Atlanta, GA 30308
404-980-2544

3,334 Shares of Common Stock at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**3,334**	**$10,002.00**	**$9,101.82**
Maximum Amount	**356,666**	**$1,069,998.00**	**$873,698.18**

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:

____

____
(Name)

____
(Position)

SELLER:

Hemp Real Estate Investments, Inc.

Tariq M. Khan, Jr.
(Name)

President/CEO
(Position)